SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment  #2

Under the Securities and Exchange Act of 1934

Electronics for Imaging, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
286082102
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	286082102

1)	NAME OF REPORTING PERSON Ameriprise Financial, Inc. S.S. or I.R.S. Identification IRS No. 13-3180631 No. of Above Person

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5)	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,910,902

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8)	SHARED DISPOSITIVE POWER

8,256,040

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,256,040

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.93%

12)	TYPE OF REPORTING PERSON

CO
*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP No.	286082102

1)	NAME OF REPORTING PERSON Columbia Management Investment Advisers, LLC S.S. or I.R.S. Identification No. of Above Person IRS No. 41-1533211

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

	5)	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,910,902

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8)	SHARED DISPOSITIVE POWER

8,256,040

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,256,040

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.93%

12)	TYPE OF REPORTING PERSON

IA
*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP No.	286082102

1)	NAME OF REPORTING PERSON Columbia Seligman Communications & Information Fund, Inc. S.S. or I.R.S. Identification No. of Above Person 13-3154449

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	5)	SOLE VOTING POWER

NUMBER OF		4,784,000

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8)	SHARED DISPOSITIVE POWER

4,784,000

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,784,000

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.39%

12)	TYPE OF REPORTING PERSON

IV
*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP No.	286082102

1)	NAME OF REPORTING PERSON Seligman Tech Spectrum Fund, Inc. S.S. or I.R.S. Identification No. of Above Person 98-0361992

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	5)	SOLE VOTING POWER

NUMBER OF		2,495,000

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8)	SHARED DISPOSITIVE POWER

2,495,000

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,495,000

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.42%

12)	TYPE OF REPORTING PERSON

IV
*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

1(a)	Name of Issuer:	Electronics for Imaging, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:	303 Velocity Way Foster City, CA 94404

2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. (“AFI”)
(b) Columbia Management Investment
Advisers, LLC (“CMIA”)
(c) Columbia Seligman Communications
& Information Fund, Inc.(“C&I”)
(d)Seligman Tech Spectrum Fund, Inc.
(“ Tech Fund”)

2(b)	Address of Principal Business Office:	(a) Ameriprise Financial, Inc. 145 Ameriprise Financial Center Minneapolis, MN 55474 (b) 100 Federal St. Boston, MA 02110 (c) 100 Federal St. Boston, MA 02110 (d) 100 Federal St. Boston, MA 02110

2(c)	Citizenship:	(a) Delaware (b) Minnesota (c) Massachusetts (d) Maryland

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	286082102

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

(a) Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b) Columbia Management Investment Advisers, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(c) Columbia Seligman Communications & Information Fund, Inc. (d) Seligman Tech Spectrum Fund, Inc.

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

CMIA, as an investment adviser to C&I, may be deemed to beneficially own the shares reported herein by C&I. Accordingly, the shares reported herein by CMIA include those shares separately reported herein by C&I.

CMIA, as an investment adviser to Tech Fund, may be deemed to beneficially own the shares reported herein by Tech Fund. Accordingly, the shares reported herein by CMIA include those shares separately reported herein by Tech Fund.

AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

Each of AFI and CMIA disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

6	Ownership of more than 5% on Behalf of Another Person:

The clients of Columbia Management Investment Advisers, LLC, a registered investment adviser, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule. As of December 31, 2010, C&I and Tech Fund, registered investment companies, owned more than 5% of the class of securities reported herein. Any remaining shares reported herein by CMIA are owned by various other accounts managed by CMIA on a discretionary basis. To the best of CMIA’s knowledge, none of these other accounts own more than 5% of the outstanding shares.

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

AFI: See Exhibit I

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2011

Ameriprise Financial, Inc.
By:	/s/ Wade M. Voigt
	Name:	Wade M. Voigt
	Title:	Director — Fund Administration

Columbia Seligman Communications & Information Fund, Inc.
By:	/s/ Scott R. Plummer
	Name:	Scott R. Plummer
	Title:	Senior Vice President, Secretary and Chief Legal Officer

Seligman Tech Spectrum Fund, Inc.
By:	/s/ Scott R. Plummer
Scott R. Plummer
General Counsel

Columbia Management Investment Advisers, LLC
By:	/s/ Amy Johnson
	Name:	Amy Johnson
	Title:	Chief Operating Officer
Contact Information Wade M. Voigt Director — Fund Administration Telephone: (612) 671-5682

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement